Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Tastemaker Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated September 1, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Tastemaker Acquisition Corp. as of August 21, 2020 and for the period from August 10, 2020 (inception) through August 21, 2020, appearing in the Registration Statement on Form S-1, as filed (File No. 333-249278), of Tastemaker Acquisition Corp.

/s/ Marcum LLP

Marcum LLP

New York, NY

January 7, 2021